UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009

Commission File Number: 000-51242

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
Building 1, No. 13, YongChang North Road
Beijing Economic-Technological Development Area (Yi Zhuang)
Beijing 100176, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
By:	/s/ Yuping Ouyang
Name:	Yuping Ouyang
Title:	Chief Financial Officer

Date: November 24, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding Techfaith’s third quarter 2009 financial results

Exhibit 99.1
TechFaith Reports Third Quarter 2009 Financial Results
•	Revenue Beats Prior Guidance; Gross Margin Improves to 19.5%

•	Operating Profit Increases by 156.4% Compared with the Previous Quarter

•	Company Expects Continued Sequential Growth in the Fourth Quarter Led by Robust Feature Phone, Smartphone and Wireless Data Card Sales
Beijing, China, November 22, 2009 — China Techfaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the third quarter ended September 30, 2009.
For the third quarter of 2009, TechFaith reported net revenues of US$52.8 million, a 5.9% increase compared to US$49.8 million in the previous quarter. This is above the high end of the Company’s prior guidance for third quarter of 2009 revenues, which was in the range of US$47 million to US$52 million. Gross profit for the third quarter of 2009 was US$10.3 million, an 8.4% increase compared to US$9.5 million in the previous quarter. Gross margin for the third quarter of 2009 was 19.5% compared to 19.0% in the previous quarter.
Operating expense for the quarter was US$5.0 million, a 32.3% decrease compared to US$7.3 million in the previous quarter and a 55.7% decrease compared to US$11.2 million in the third quarter of 2008.
Operating income for the third quarter of 2009 was US$5.6 million, a 156.4% increase compared to US$2.2 million in the second quarter of 2009 and an even larger increase over US$0.28 million in the third quarter of 2008.
Net loss attributable to Techfaith for the third quarter of 2009 was US$3.4 million. This compares to net income of US$4.5 million attributable to Techfaith in the second quarter of 2009, and compares to net income of US$0.45 million in the third quarter of 2008. The net loss attributable to Techfaith for the third quarter of 2009 included a US$9.2 million non-cash charge as a result of change in fair value of the derivatives associated with a convertible debt.
Defu Dong, TechFaith’s Chairman and CEO, said, “In the third quarter we achieved better than expected results due to our team’s execution on opportunities in our core original developed product business. Revenue growth in our smartphone business was led by our high-end models, which carry a higher average selling price in the domestic China market. Feature phone sales increased significantly due to the increased sales of our high-end GSM phones and dual mode WCDMA plus GSM phones and the continued sales of our 3G data cards in China. In the international market, we made further progress in selling our high-end GSM phones into Latin America and South East Asia, selling our dual-mode phones into Europe, and selling our 3G phones and data cards into South East Asia. We continue to expect even better performance from our original developed product business moving forward based on anticipated longer-term growth in China’s 3G market and certain international markets, combined with the recovery already underway in the global mobile phone market.”
“We continue to make considerable progress in our branded phone strategy, under which we will launch tailored models into specific market segments using our subsidiary’s brand or a relevant licensed brand name. In line with our strategy, we announced at the end of Q3 2009 that TechFaith would set up a new company to license well-known international brands for high-end, brand-name mobile phones that target fashion-conscious and high-end mobile phone users, teenagers and sports fans. TechFaith also expects to close its acquisition of QiGi by early 2010. This is an important transaction for us in our efforts to target enterprise users and operator tailored customers. We believe the branding business will lead to other business opportunities for TechFaith over the long term with higher gross margins.”
“TechFaith continues to make significant progress in its mobile and PC online gaming business. We continue to develop our own proprietary content for both mobile and PC online gamers, while also working with third party developers. Our approach has led to some very encouraging initial achievements, from securing investment backing earlier this year to the recently announced agreement with several Chinese mobile phone companies to build in our games with the service fee payments for the mobile phone games. As a result, we expect our mobile phone gaming business to realize initial revenues in the fourth quarter this year.”
Fourth Quarter 2009 Outlook
TechFaith currently expects revenues to be in the range of US$52 million to US$55 million for the fourth quarter of 2009, including incremental revenues from the Company’s mobile gaming business. The Company is targeting initial profitability of its mobile gaming business in the fourth quarter of 2009. This forecast reflects TechFaith’s current and preliminary view, which is subject to change.
Conference Call
TechFaith will hold a call on Monday, November 23, 2009 at 7:00 p.m. U.S. Eastern Time (8:00 a.m. November 24, 2009 in Beijing), with dial in phone number +1-617-213-3523 and conference call passcode 97135492. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.
A replay of the call will be available approximately one hour after the conclusion of the live call through 12:00 p.m. on November 30, 2009, U.S. Eastern Time (1:00 a.m. December 1, 2009 in Beijing) by telephone at +1-617-801-6888. To access the replay, use passcode 76917985. A webcast replay will also be available at www.techfaithwireless.com.
About TechFaith
TechFaith (NASDAQ: CNTF) is a China-based original developed product provider focused on the original design and sales of mobile phone products. TechFaith is also striving to build a leading PC and online gaming business through its wholly-owned subsidiary, 798 Entertainment Limited. 798 Entertainment Limited currently engages in providing self-developed as well as co-developed and licensed cell phone contents.
•	TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith’s original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smartphones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.

•	With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com.

•	TechFaith is targeting both the mobile and online PC gaming markets through its websites www.798uu.com and www.798game.com with gaming content developed internally, co-developed and licensed from third parties.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China:	In the U.S.:
Jay Ji	David Pasquale
China Techfaith Wireless Communication Technology Limited	Global IR Partners
Tel: 86-10-5822-8390	Tel: +1 914-337-8801
ir@techfaith.cn	cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended			Nine Months Ended
	September 30		June 30	September 30
	2009	2008	2009	2009	2008
		(As			(As
	(1)	adjusted)(2)	(1)	(1)	adjusted)(2)
Revenues:
Handset design	$998	$1,774	$1,657	$3,310	$11,955
Product sales	51,801	49,036	48,036	147,852	145,040
Wireless software and applications	—	—	153	153	—

Total net revenues	$52,799	$50,810	$49,846	$151,315	$156,995

Cost of revenues:
Handset design	$942	$1,908	$1,082	$2,832	$6,761
Product sales	41,577	39,576	39,284	119,909	117,252
Total cost of revenues	$42,519	$41,484	$40,366	$122,741	$124,013

Gross Profit	$10,280	$9,326	$9,480	$28,574	$32,982

Operating expenses:
General and administrative	$1,459	$6,143	$3,479	$6,678	$12,121
Research and development	2,556	3,462	3,189	8,841	15,583
Selling and marketing	987	1,676	624	2,413	3,829
Exchange loss (gain)	(52)	(100)	21	(17)	415

Total operating expenses	$4,950	$11,181	$7,313	$17,915	$31,948

Government subsidy income	257	2,136	12	274	4,699

Income from operations	$5,587	$281	$2,179	$10,933	$5,733

Interest expense	(165)	(5)	(62)	(257)	(21)
Interest income	165	405	156	498	1,321
Other income (expense), net	(94)	(196)	38	(56)	(211)
Change in fair value of derivatives associated with Convertible Debt	(9,214)	—	2,113	(7,101)	—
Change in fair value of put option	(39)	(201)	—	(57)	(192)

Income (Loss) before income taxes	($3,760)	$284	$4,424	$3,960	$6,630
Income tax benefit (expenses)	(1,314)	(21)	106	(2,427)	(21)

Net (loss) income	($5,074)	$263	$4,530	$1,533	$6,609

	Three Months Ended			Nine Months Ended
	September 30		June 30	September 30
	2009	2008	2009	2009	2008
		(As			(As
	(1)	adjusted)(2)	(1)	(1)	adjusted)(2)
Less: net income (loss) attributable to the noncontrolling interest (2)	1,674	188	(26)	1,692	568

Net income (loss) attributable to Techfaith	($3,400)	$451	$4,504	$3,225	$7,177

Net income (loss) attributable to Techfaith per share
Basic	($0.01)	$0.00	$0.01	$0.01	$0.01

Diluted	($0.01)	$0.00	$0.01	$0.01	$0.01

Net income (loss) attributable to Techfaith per ADS*
Basic	($0.08)	$0.01	$0.10	$0.07	$0.17

Diluted	($0.08)	$0.01	$0.10	$0.07	$0.17

Weighted average shares outstanding
Basic	650,116,398	650,027,078	650,034,590	650,062,159	649,951,394

Diluted	650,116,398	650,055,184	679,148,185	650,066,429	650,037,724

Revenue Breakout	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09

Handset design
Design fees	$3,264	$4,656	$1,051	$6,517	$186	$645	$449
Royalty	$534	$277	$166	$181	$—	$245	$102
Components sales related to design	$731	$520	$544	$465	$469	$745	$446
Service income	$35	$164	$13	$5	$—	$22	$1

Product sales
Smart Phone	$18,123	$26,979	$29,367	$25,483	$27,186	$23,061	$23,750
Feature phone	$23,156	$22,774	$18,525	$17,880	$20,190	$16,038	$22,442
Wireless module	$3,752	$1,220	$1,035	$1,324	$639	$8,937	$5,497
Other components	$—	$—	$109	$—	$—	$—	$112

Wireless software and applications	$—	$—	$—	$—	$—	$153	$—

Total net revenues	$49,595	$56,590	$50,810	$51,855	$48,670	$49,846	$52,799

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands of U.S. Dollars)

	September 30, 2009	September 30, 2008	June 30, 2009
	(1)	(As adjusted)(2)	(1)
Assets
Current assets:
Cash and cash equivalents	$128,937	$103,578	$111,794
Restricted cash	81	80	81
Accounts receivable	24,175	40,447	24,376
Amount due from related parties	7,041	5,609	7,144
Notes receivable	—	101	693
Inventories	26,192	43,022	27,642
Prepaid expenses and other current assets	15,292	12,804	12,745
Deferred tax assets—current	127	—	96

Total current assets	$201,845	$205,641	$184,571

Plant, machinery and equipment, net	$21,616	$26,345	$22,589
Construction in progress	23,548	15,655	23,498
Acquired intangible assets, net	665	1,747	758
Deferred tax assets—noncurrent	75	—	117
Goodwill	619	606	619

Total assets	$248,368	$249,994	$232,152

Liabilities and shareholders’ equity
Current liabilities:
Current portion of Long term payable	$916	$1,185	$1,028
Accounts payable	5,817	40,569	6,042
Amount due to related parties	153	475	297
Accrued expenses and other current liabilities	9,409	8,874	11,726
Advance from customers	9,977	5,941	6,771
Deferred revenue	945	1,372	773
Income tax payable	1,453	171	149

Total current liabilities	$28,670	$58,587	$26,786

Convertible debt	16,907	—	7,529

Total liabilities	$45,577	$58,587	$34,315

Shareholders’ equity
Ordinary shares	$13	$13	$13
Additional paid-in capital	114,275	110,513	105,848

	September 30, 2009	September 30, 2008	June 30, 2009
	(1)	(As adjusted)(2)	(1)
Treasury stock	—	(4,628)	—
Accumulated other comprehensive income	23,881	24,719	23,838
Statutory reserve	8,542	6,813	8,542
Retained earnings	55,205	52,885	58,605

Total CNTF shareholders’ equity	$201,916	$190,315	$196,846

Noncontrolling interest (2)	$875	$1,092	$991

Total shareholders’ equity	$202,791	$191,407	$197,837

Total liabilities and shareholders’ equity	$248,368	$249,994	$232,152

1	Effective January 1, 2009, the Company adopted the authoritative guidance issued by the FASB that changes the accounting and reporting for non-controlling interests, which was retrospectively applied. This guidance requires non-controlling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements

2	September 30, 2008 balances were extracted from the form 6-K for the quarters ended September 30, 2008, as adjusted resulting from the adoption of the authoritative guidance issued by the FASB that changes the accounting and reporting for non-controlling interests.
* ADS: American depositary shares. 1 ADS is equal to 15 ordinary shares.